January 6, 2009

VIA EDGAR SUBMISSION AND FACSIMILE

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Provida Pension Fund Administrator, Inc. Form 20-F for the year ended December 31, 2007 Filed June 22, 2007 File No. 001-13406

Dear Mr. Rosenberg:

Our client, Administradora de Fondos de Pensiones Provida S.A. (the “Company”) has received the comments of the Staff (the “Staff”) of the Securities and Exchange Commission contained in the letter from the Staff dated December 23, 2008 (the “Comment Letter”) regarding the Company’s above-referenced filing on Form 20-F.

We understand that the Company has commenced work on its response to the Staff’s comments. However, the Company will require additional time to consider and respond to the Staff’s comments as the Comment Letter was received via fax during the holidays in Chile.  Accordingly, the Company currently expects to be able to file its response on or about January 23, 2009.

We are grateful for the Staff’s assistance with this matter.  Please do not hesitate to call me at 212-450-4779 with any concerns you might have regarding the Company’s proposed timetable for responding to the Comment Letter.

Very truly yours,

/s/ Andrés V. Gil

Andrés V. Gil

cc:	Ms. Christine Allen
Staff Accountant